April 16, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Susan Block

Re:	Nordic American Offshore Ltd.
Registration Statement on Form F-4
Filed on March 17, 2014
File No. 333-194618

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-4 of Nordic American Offshore Ltd. (the “Company”) in connection with the registration of the Company’s common stock, par value $0.01 per share (the “Original Draft Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on February 3, 2014. By letter dated February 28, 2014 (the “First Comment Letter”) the staff (the “Staff”) of the Commission provided the Company with its comments to the Original Draft Registration Statement. The first amended registration statement on Form F-4 (the “First Amended Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, were filed with the Commission for review on March 17, 2014.

This letter sets forth the response of the Company to the comment letter dated April 1, 2014 (the “Second Comment Letter”) of the Staff of the Commission with respect to the Company’s First Amended Registration Statement. The Company has today filed via EDGAR its amended registration statement on Form F-4 (the “Second Amended Registration Statement”), which responds to the Staff’s comments contained in the Second Comment Letter. The Second Amended Registration Statement also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Second Amended Registration Statement showing changes made from the First Amended Registration Statement. Page numbers referenced are to the Second Amended Registration Statement.

General

1.	To the extent that our comments on the registration statement on Form F-1 (file no. 333194612), sent under separate cover, are applicable to the disclosure in this registration statement, please revise this registration statement on Form F-4 accordingly to make conforming changes.

The Company confirms that it has made conforming changes to each of the registration statements.

Capitalization, page 32

2.	Since the net proceeds of your private placement of $243.5 million have been your actual capitalization at December 31, 2013, please revise to eliminate the reference to this private placement and the related proceeds from the second bullet point on page 30.

In response to the Staff’s comment, the Company has removed the reference to the proceeds of its private placement under the section entitled “Capitalization” on page 32.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe